Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD
(“Randgold Resources” or the “Company”)

VESTING OF THE RANDGOLD RESOURCES LIMITED CEO CAREER SHARES AWARD

Jersey, Channel Islands, 29 April 2016 - Randgold Resources announces that on 29 April 2016, 40 024 ordinary shares in the Company (the “Shares”) were allotted by the Company to Mark Bristow, the chief executive officer and a director of the Company, at their nominal value ($0.05) in satisfaction of the vesting of four out of five tranches of an award of "career shares" granted on 29 April 2013 in respect of 50 031 ordinary shares in the Company (the “Award”).

The Award was approved by the Company's shareholders on 29 April 2013, with vesting subject to continued office or employment with the Company for three years and the achievement of certain operational performance targets. The minimum service period has now expired, and four of the five operational performance targets having been achieved, accordingly, four of the five tranches of the Award have vested. The final tranche of the Award remains outstanding and subject to the satisfaction of a further operational performance target in accordance with the terms of the Award.

It is a requirement that Mark Bristow will retain the Shares until his cessation of office or employment with the Company. The Award is subject to clawback in the event that any material misstatement is found contained in any annual report and accounts of the Company on which the vesting of any part of the Award is based.

Mark Bristow’s shareholding in the Company is now 785 329 ordinary shares or 0.84% of the current issued share capital of the Company.

Randgold Resources Enquiries:

Financial Director	Investor & Media Relations
Graham Shuttleworth	Kathy du Plessis
+44 1534 735 333	+44 20 7557 7738
+44 779 771 1338	Email: randgold@dpapr.com

Website: www.randgoldresources.com